December 9, 2021
Ms. Jennifer Angelini
Mr. Sergio Chinos
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Submitted via EDGAR Correspondence
Re:     Snap-on Incorporated
    Comment letter on Form 10-K for the fiscal year ended January 2, 2021, and
    Response dated October 7, 2021
    Commission File No. 1-7724

Dear Ms. Angelini and Mr. Chinos:
Set forth in this letter are the responses of Snap-on Incorporated (“we,” “our,” “Snap-on,” or “the company”) to the staff’s comments in its letter, dated October 26, 2021, regarding the company’s Form 10-K for the fiscal year ended January 2, 2021 (the “2020 Form 10-K”), and the company’s prior response, dated October 7, 2021. All responses are cross-referenced to the numbered comments in the staff’s letter in the order presented. In addition, we have included the text of the comments from that letter.
Form 10-K for the Fiscal Year Ended January 2, 2021
Item 1A
Rick Factors, page 12
1.Your response to prior comment 1 refers to general disclosure of environmental regulation and risks, and the various risks identified in your forward-looking statement. In light of your industry and business operations, please tell us about the specific transition risks related to climate change relevant to you (such as those noted in our prior comment) and explain how you considered providing disclosure. Please also explain how you determined the materiality of their effects on your business, financial condition, and results of operations.
Response 1:
The company continually monitors transition risks related to climate change, including potential policy and regulatory changes, technology changes, market trends, stakeholder views and credit risks.
We understand the increasing focus on climate-related issues by investors and other constituencies, and we are paying close attention to stakeholders’ views in this area. Snap-on strives to implement environmentally sound policies designed to prevent, mitigate and reduce the impact on the environment or the communities in which we operate.
Determinations of materiality are undertaken by considering whether there is a substantial likelihood that the information, including transition and other risks, would have been viewed by the reasonable investor as having significantly altered the total mix of information made available. Snap-on assesses the materiality of transition risks related to climate change for reporting purposes by first undertaking a quantitative assessment of the potential impact of such risk. After considering the potential quantitative impact, the company then considers qualitative factors, including the potential effects on relationships with customers and suppliers, changes in customer behavior and the impact on these and other stakeholders.
We expect the pace of policy and regulatory changes, such as, for example, potential regulations related to emissions standards, to be measured and deliberate as governments consider the impact of proposed climate change laws and regulations on their constituencies, markets and economies. We anticipate that the pace by which these regulations are implemented will provide companies with the ability to adapt to such changes over time. The company is closely following regulatory developments in this area.
Snap-on has historically benefited from changes in car and truck fleets – whether as a result of technological changes or market trends – because these changes drive the need for new tools, technologies and data to monitor, service and repair these new vehicles. The current period of transition from internal combustion engine technology to alternative or renewable energy technologies is yet another example of the kind of change that we believe presents our business with opportunities. In addition, we believe that any perceived risks caused by changes in technology related to climate change will be outweighed by the opportunities these changes present and we do not expect that such changes will outpace our ability to respond.
Consistent with past experience, and as is currently being observed, we anticipate that technological changes and market trends in the transportation industry, whether relating to the adoption of alternative fuels, responding to climate change concerns or otherwise, will evolve and mature over time for a number of reasons. First, the established vehicle parc in the U.S. and globally is considerable, and individuals, as well as businesses and public entities, have invested significant capital in their existing cars, trucks and transportation devices and would face significant costs to replace their vehicles with alternative energy platforms.
Second, while great attention and energy is currently being focused on electric and hybrid vehicles, the rate of adoption of these technologies as a percentage of the entire established vehicle parc remains relatively low. Even assuming a significant rate of adoption of any one, or any combination of, alternative technology, it is anticipated to be a number of years before any alternative technology would be expected to displace a material percentage of the established vehicle parc.
Third, we believe that advances in the global supply chain will be needed to keep pace with the manufacturing and repair demands that would be required in order to see one or all of the current alternative energies outpace current vehicle technology. In addition, we believe that the demand for rare earth minerals used in current battery powered vehicles will temper electric vehicle growth until further design or innovation can overcome resource and budget constraints.
Fourth, the current electrical grid infrastructure needs considerable investment, and significant additional infrastructure investment will be needed, to address the increased demand for electricity to recharge an expanding electric vehicle parc. Lastly, other clean energy alternatives are continually being pursued and it is unclear what technology will ultimately be adopted or whether numerous alternatives will become acceptable options. In addition, certain alternatives, such as hydrogen, may pose other logistical and safety concerns that will require innovation, investment, maintenance protocols and time to overcome.
The company believes that one of the more significant ways in which transition risks are expected to manifest themselves is through price and availability of energy and raw materials to produce, deliver and fulfill customer orders. Our total utility costs (electricity, gas and water) for fiscal 2020 represented less than 1% of total costs, including cost of goods sold, operating expenses and financial services expenses. While these costs were slightly lower than prior years as a result of the impact of the COVID-19 pandemic, they have been less than 1% of total costs for the past several years. The company has made incremental changes to improve our energy efficiency over the years through the use of energy efficient lighting, heating and cooling systems, and other improvements as we upgrade our facilities, machinery and equipment. The company has not experienced significant changes in utility costs, whether as a result of climate change or otherwise to this point. In addition, while transition risks linked to climate change could impact the company’s supply of raw materials and purchased components, such materials and components are generally and readily available from numerous suppliers. The company actively manages its supply needs and continuously works to expand its supplier base to ensure the availability of raw materials and components. We believe that significant increases in the cost of utilities, raw materials and other components would need to occur for an extended period of time, and outpace the benefits from our Rapid Continuous Improvement (“RCI”) and other initiatives, before such costs would become material to the company. See also our response to Comment 4.
Snap-on has not seen significant credit risks as a direct result of climate change. The industries we serve will likely require greater inflows of capital as the world transitions to renewable energy sources. In addition, we expect that the financial health of vehicle technicians will continue to outpace wage growth of the general workforce population, as we anticipate a higher demand for skilled technicians to service growing renewable energy fleets and the new technologies they will incorporate.
Transition risks related to climate change have not had a meaningful impact on Snap-on to this point. However, we continue to closely monitor these risks and will update our future disclosures in the event those transition risks are identified, quantified and determined to be material to our businesses.
Item 7
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.We note from your response to prior comment 2 that you have not incurred or committed to incur material capital expenditures primarily for climate-related projects. Provide us with support for this statement, including quantitative information.
Response 2:
While we have incurred costs to improve our energy efficiency through, for example, the use of energy efficient lighting, heating and cooling systems, and other improvements as we upgrade our facilities, machinery and equipment, we have not incurred material capital expenditures primarily for climate-related projects.
Our capital expenditures in fiscal 2020 were $65.6 million. The two largest single expenditures were $9.2 million (0.1% of net assets) and $2.1 million (less than 0.1% of total assets). In fiscal 2019, our capital expenditures were $99.4 million. The two largest single expenditures were $12.5 million (0.2% of total assets and $4.0 million (less than 0.1% of total assets). None of these four identified capital expenditures were associated with climate change-related matters. The other capital expenditures in fiscal 2020 and 2019 related to the purchases or expansions of facilities, numerous machine upgrades and other capacity expansion projects across our various businesses that were primarily intended to drive operational efficiency.

The company is monitoring climate-related developments and to the extent we allocate material capital expenditures that we believe are primarily for climate-related purposes, we will disclose appropriate information about such projects in our future filings with the Commission.
3.Your response to prior comment 3 appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment. Please describe the indirect consequences of climate change you considered in your response and explain how you concluded they were not material.
Response 3:
In our response to comment 1 above, we highlighted several business trends that we considered, as well as described our method of assessing the materiality of transition risks related to climate change. We also described why energy prices do not currently pose a material risk to our company beyond the risks we have outlined in our risk factors and other filings with the Commission.
We actively monitor developments in the transportation industry as well as issues facing critical industries, and we discuss changes in the regulatory and competitive environment at least quarterly with the management teams of each of our operating segments. To this point, climate-related rules and regulations in the U.S. and globally are still developing and have not caused noticeable changes in business trends affecting our company.
While it is expected that the use of internal combustion engine vehicles will eventually decline over time and be replaced by renewable energy vehicles, we believe the size of the worldwide vehicle parc is likely to continue to increase. The renewable energy vehicle market is growing (though it still represents an extremely small portion of the total vehicle market) and includes many new competitors beyond existing auto and truck manufacturers. These manufacturers and the new technologies they are developing will require service, calibration and a capable workforce for service and repair needs. A core tenant of Snap-on is innovation. We are a leading global innovator in the vehicle repair and maintenance space, and we believe that changes in vehicle technology present our businesses with significant opportunities for growth.
Snap-on will continue to provide solutions in the alternative energy arena, as well as solutions to improve efficiency in conventional energy usage. This includes, for example, Snap-on’s design and supply of solutions for use in alternative energy industries such as wind turbines, and various products that can help improve automobile efficiency, including engine diagnostics and precision tire alignment. Snap-on also produces insulated tools that can be used in servicing electric vehicles and precision alignment tools that will help maintain the vehicle parc as it moves towards a long-term future of autonomous driving.
If material changes in business trends are identified in the future, we will disclose those changes as appropriate in our filings with the Commission.
4.Among the disclosures cited in your response to prior comment 3 is language which describes price fluctuations and supply shortages of steel and petroleum-based energy sources, as well as changing vehicle requirements, but does not appear to specifically relate these types of issues to climate change. Please tell us what consideration you gave to identifying and analyzing these changes as indirect consequences of climate-related regulation or business trends.

Response 4:
Snap-on experiences raw material and component price fluctuations and continuously works to expand its supplier base to ensure availability of raw materials and to purchase products at reasonable costs. While price fluctuations do occur from time to time, including due to the ongoing COVID-19 environment, management has adjusted to these challenges through its RCI efforts, which include continuously striving to improve efficiencies and reduce waste in order to minimize the impact of cost increases. The financial impact on our company related to supply shortages and/or cost increases is expected to be similar whether the manifestation of the risk is the result of the direct or indirect impact of climate change or from other factors. To date, we have not observed any noticeable supply shortages or price increases directly or indirectly resulting from climate change factors. However, if such factors materially impact future costs, we will provide appropriate disclosure.
To the extent that direct or indirect climate-change-related risk, including, for example, due to physical risks related to climate change such as a weather event, drives measurable, material impacts on the company, we will provide appropriate disclosure in future filings with the Commission.
5.Your response to prior comment 4 recognizes that climate change influences weather patterns, indicates that you have experienced numerous significant weather events, and recognizes disruptions can be costly. Tell us how you considered providing disclosure discussing the significant physical effects of climate change as it relates to its influence on weather patterns, such as floods, hurricanes, extreme fires, and water availability and quality. In addition, please describe the weather events you have experienced and the impact on your business, financial condition, and results of operations. To the extent you quantified amounts, such as weather-related damages and/or the cost of insurance, please provide these and explain how you analyzed materiality.
Response 5:
Snap-on and its mobile franchisee van channel on occasion have been impacted by hurricanes and related flooding, as well as by wildfires, which we identified accordingly in the disclosures and cautionary statements included in our prior filings with the Commission. For example, in the risk factors to our 2006 Form 10-K, we included the following language:
•“Franchisees have historically experienced business interruptions due to adverse weather conditions or other extraordinary events, such as hurricanes in the southern United States and wildfires in California. To the extent our franchisees experience future similar events, our operating results may be adversely impacted.”
In the third quarter of 2017, we modified our cautionary statement to include language related to then-recent hurricanes as follows:
•“These risks also include…disruption arising from natural disasters (such as the recent hurricanes in the southern United States and the Caribbean)….”
In both cases noted above, there was disruption to our franchisees and their customer base, but the measurable impact in both instances was immaterial, and business recovered to pre-disaster levels shortly thereafter. Snap-on incurred minimal losses for loan write-offs and other storm or wildfire-related impacts. In addition, Snap-on’s sales in periods following these events may have benefited as businesses impacted by these events recovered and replaced tools and equipment damaged in the flooding and wildfires.

We did not experience any weather or fire-related insurance claims in fiscal 2020 or 2019. In 2018, we had one claim for $0.3 million related to hail and wind damage. Our worldwide cost of property insurance was less than 0.1% of total costs for each of the reported periods in the 2020 Form 10-K.
In addition, we have disclosed the impact of weather events among the potential risks to our operations in our risk factors included on pages 15 and 21 of the 2020 Form 10-K. Please see the highlighted references below:
•Risks associated with the disruption of manufacturing operations could adversely affect our profitability or competitive position.

We manufacture a significant portion of the products we sell. Any prolonged disruption in the operations of our existing manufacturing facilities, whether due to technical or labor difficulties, facility consolidation or closure actions, lack of raw material or component availability, destruction of or damage to any facility (as a result of natural disasters, weather events, use and storage of hazardous materials, acts of war, sabotage, or terrorism, civil unrest or other events), or other reasons, including outbreaks of infectious diseases, such as the current COVID-19 pandemic, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•Price fluctuations and shortages of raw materials, components, certain finished goods inventory and energy sources could adversely affect the ability to obtain needed materials or products and could adversely affect our results of operations.

The principal raw material used in the manufacture of our products is steel, which we purchase in competitive, price-sensitive markets. To meet Snap-on’s high quality standards, our steel needs range from specialized alloys, which are available only from a limited group of approved suppliers, to common alloys, which are available from multiple suppliers. Some of these materials have been, and in the future may be, in short supply, particularly in the event of mill shutdowns or production cut backs. In addition, outbreaks of infectious diseases, weather events or other circumstances beyond our control could also impact the availability of raw materials. As some steel alloys require specialized manufacturing procedures, we could experience inventory shortages if we were required to use an alternative manufacturer on short notice. These and other raw materials, components and certain finished goods inventory can exhibit price and demand cyclicality, including as a result of tariffs and other trade protection measures. Associated unexpected price increases could result in an erosion of product margins or require Snap-on to increase prices to customers to maintain margins.

•Economic conditions and world events could affect our operating results.

In addition to the specific risks above, we, our franchisees and our customers, may be adversely affected by changing economic conditions, including conditions that may particularly impact specific regions. These conditions may result in reduced consumer and investor confidence, instability in the credit and financial markets, volatile corporate profits, and reduced business and consumer spending. We, our franchisees and our customers, and the economy as a whole, also may be affected by future world or local events outside our control, such as tariffs and other trade protection measures put in place by the United States or other countries, acts of terrorism, developments in the war on terrorism, civil unrest, conflicts in international situations, weather events and natural disasters, outbreaks of infectious diseases such as the ongoing COVID-19 pandemic, as well as government-related developments or issues, including changes in tax laws and regulations. These factors may affect our results of operations by reducing our sales, margins and/or net earnings as a result of a slowdown in customer orders or order cancellations, impact the availability and/or pricing of raw materials and/or the supply chain, and could potentially lead to future impairment of goodwill or other intangible assets. In addition, political, social turmoil, international conflicts and terrorist acts may put pressure on global economic conditions. Unstable political, social and economic conditions may make it difficult for our franchisees, customers, suppliers and us to accurately forecast and plan future business activities. If such conditions persist, our business, financial condition, results of operations and cash flows could be negatively affected.
If a future weather event has a material impact on our operations or franchisee sales network, or if the physical risks of climate change are determined to be material, we will provide appropriate disclosure in our filings with the Commission.
*****
Please contact me by phone at (262) 656-5137, by FAX at (262) 656-5221 or by email at Aldo.J.Pagliari@snapon.com if you need further clarification or have further questions.
Sincerely,
/s/ Aldo J. Pagliari
Aldo J. Pagliari
Principal Financial Officer,
Senior Vice President – Finance and Chief Financial Officer
Snap-on Incorporated